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Exhibit 99.2

Liberty Media Corporation
Reconciliation of Liberty Media Corporation ("LMC") Net Assets and
Net Earnings to Liberty Media LLC ("LM LLC") Net Assets and Net Earnings

June 30, 2010 (unaudited)
amounts in millions

Liberty Media Corporation Net Assets	$10,226
Reconciling items:
LMC put option obligations	84

Liberty Media LLC Net Assets	$10,310

Liberty Media Corporation Net Earnings	$440
Reconciling items:
Unrealized losses on LMC put options	(11)

Liberty Media LLC Net Earnings	$429

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  Exhibit 99.2
Liberty Media Corporation Reconciliation of Liberty Media Corporation ("LMC") Net Assets and Net Earnings to Liberty Media LLC ("LM LLC") Net Assets and Net Earnings
June 30, 2010 (unaudited) amounts in millions